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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Confirms Firm Order from Tianjin Airlines for E-Jets and E-Jets E2

São José dos Campos, Brazil, May 19, 2015 - Embraer S.A. and China’s Tianjin Airlines, a subsidiary of the HNA Group, have signed the final agreement for the sale of 22 aircraft. The contract, with an estimated value of USD 1.1 billion at current list prices, comprises 20 E195s and two E190-E2s, making HNA Group Tianjin Airlines the first Chinese airline to order the E-Jets E2s. The agreement between the two companies for 40 aircraft was previously announced during Chinese President Xi Jinping’s State visit to Brazil, in July 2014. The remaining 18 E190 E2 will be part of a second approval by the Chinese authorities in a later stage.

The first E195 will be delivered in 2015, and the first E190-E2 is scheduled for delivery in 2018. This order will be incorporated in Embraer’s 2015 second-quarter backlog. Tianjin Airlines is currently the operator of the largest fleet of E-Jets in Asia.

“We are honored to confirm this repeated order for our largest client in Asia,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “China is growing very fast and there is a need for smaller narrow-body jets to support efficient hub and spoke operations, complementing larger narrow-body aircraft operations, thus providing an ideal balance of frequency and seats, encouraging the development of new markets with lower risks and incremental capacity, while generating significant demand for new aircraft in this category.”

“As the number of passengers is growing in China, these E195s will be very important to support Tianjin Airlines’ strategy to attend this demand,” said Du Xiaoping, the Chairman of Tianjin Airlines. “We are very satisfied with the E190s that are currently in operation and are sure that the new airplanes will allow us to achieve our development objectives.”

The Embraer-Tianjin Airlines partnership is well established. Tianjin Airlines was the launch customer for the E190 in China and operates the largest E-Jets fleet in Asia with 50 E190s in its fleet. It is also the first carrier being appointed as an Authorized Service Center for Embraer aircraft in China. Recently, the carrier announced to install Embraer AHEAD-PRO system for all its 50 E190s, becoming the first user of this system in China.

HNA Group Tianjin Airlines was launched as the first true regional airline in China in 2009. In 2010, the carrier changed its focus from purely regional operations to a combination of mainline and regional services. Its aim is to become a medium-to-large international airline, as it pursues a new “regional aviation and global operations” strategy. In 2011, Tianjin Airlines received the “Best Regional Aviation Airline in China” and “Global Four-star Airlines” awards from Skytrax for its outstanding achievement. Today, the carrier operates a fleet of more than 80 jets that serves some over 100 domestic and international cities and carries over ten million travelers.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44, and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190, and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received over 1,500 firm orders for this aircraft family. More than 1,100 have been delivered.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new airplanes – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer